06011766

Office of International Corporate Finance
Securities and Exchange Commission
Room 3628 100F Street North East
Washington DC 20549
United States of America

3rd March 2006

SUPPL

SEC MAIL PROCESSING
RECEIVED
MAR 15 2006
WASH DC 160 SECTION

Dear Sirs

Re: File Number 82-2971
New World Development Co Ltd
Rule 12g3-2 (b) exemption

We refer to the above and enclose herewith Joint Announcement dated 28 February 2006 in connection with the Company in duplicate for your files.

Yours truly
For and on behalf of
New World Development Co Ltd

Aldous Chiu

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

Encl.
AC/kh

3/21

新世界發展有限公司
New World Development Company Limited
(Incorporated in Hong Kong with limited liability)
(Stock Code: 17)

新移動
新世界移動控股有限公司
New World Mobile Holdings Limited
NEW WORLD MOBILE HOLDINGS LIMITED
新世界移動控股有限公司
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 862)

JOINT ANNOUNCEMENT

DELAY IN DESPATCH OF CIRCULARS OF (1) NEW WORLD DEVELOPMENT COMPANY LIMITED; AND (2) NEW WORLD MOBILE HOLDINGS LIMITED

Sole financial adviser to
New World Development Company Limited

UBS Investment Bank

Joint financial advisers to
New World Mobile Holdings Limited

UBS Investment Bank

taifook
TAI FOOK CAPITAL LIMITED

Each of NWD and NWM has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules, such that the date of despatch of the circular to its shareholders be postponed to no later than 17 March 2006.

INTRODUCTION

Reference is made to (i) the joint announcement (the "First Announcement") issued by NWD and NWM dated 12 December 2005; and (ii) the joint announcement (the "Second Announcement") dated 30 December 2005 issued by NWD and NWM. Terms used in this announcement shall have the same meanings as those defined in the First Announcement unless the context requires otherwise.

DELAY IN DESPATCH OF CIRCULARS

As referred to in the Second Announcement, the circulars of NWD and NWM were originally expected to be despatched on or before 28 February 2006. As advised by the NWM Board, additional time is required to finalise certain information to be included in NWM's circular, including but without limitation to (i) the accountants' report on the NWM Group for the three years ended 30 June 2005 and the four months ended 31 October 2005; (ii) the accountants' report on the Telstra CSL Group for the three years ended 30 June 2005 and the four months ended 31 October 2005; and (iii) the proforma financial information on the NWM Group as a result of Completion. As such, NWM has applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the date of despatch of NWM's circular be postponed to no later than 17 March 2006.

NWD intends to despatch its circular to the NWD Shareholders on the same day as NWM despatches its circular to the NWM Shareholders in order to ensure that the information to be included in both circulars are consistent. As such, the despatch date of NWD's circular has to be delayed by reason of the delay in despatch of NWM's circular. Accordingly, NWD has also applied to the Stock Exchange for a waiver from strict compliance with Rule 14.38 of the Listing Rules such that the date of despatch of NWD's circular be postponed to no later than 17 March 2006.

Based on the information of the NWD Board and the NWM Board, the Stock Exchange has agreed to grant a waiver to each of NWD and NWM from strict compliance with Rule 14.38 of the Listing Rules, such that the date of despatch of the circular to its shareholders be postponed from 28 February 2006 to no later than 17 March 2006.

By Order of the Board of
New World Development Company Limited
LEUNG Chi-Kin, Stewart
Company Secretary

By Order of the Board of
New World Mobile Holdings Limited
SIEN Yun-Man, Raymond
Company Secretary

Hong Kong, 28 February 2006

As at the date of this announcement, the NWD Board comprises: (i) executive directors: Dato' Dr. CHENG Yu-Tung, Dr. CHENG Kar-Shun, Henry, Dr. SIN Wai-Kin, David, Mr. LIANG Chong-Hou, David and Mr. LEUNG Chi-Kin, Stewart; (ii) non-executive directors: Mr. CHENG Yue-Pui, Mr. CHENG Kar-Shing, Peter, Mr. CHOW Kwai-Cheung, Mr. HO Hau-Hay, Hamilton and Mr. LIANG Cheung-Biu, Thomas and (iii) independent non-executive directors: Lord SANDBERG, Michael, Mr. YEUNG Ping-Leung, Howard, Dr. CHA Mou-Sing, Payson, JP, Mr. CHA Mou-Zing, Victor (as alternate director to Dr. CHA Mou-Sing, Payson) and Mr. LEE Luen-Wai, John, JP.

As at the date of this announcement, the NWM Board comprises (i) executive directors: Dr. CHENG Kar-Shun, Henry, Mr. DOO Wai-Hoi, William, JP, Dr. WAI Fung-Man, Norman, Mr. TO Hin-Tsun, Gerald, Mr. CHOW Yu-Chun, Alexander, and; (ii) non-executive directors: Mr. LO Lin-Shing, Simon and Mr. HO Hau-Chong, Norman; and (iii) independent non-executive directors: Mr. WEI Chi-Kuan, Kenny, Mr. KWONG Che-Keung, Gordon and Mr. HUI Chiu-Chung, JP.

Please also refer to the published version of this announcement in The Standard.